SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                       Leap Wireless International, Inc.*
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    521863308
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                                 450 Park Avenue
                                   30th Floor
                            New York, New York 10022
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2009
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             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,833,850

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,833,850

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,833,850

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.4%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 521863308
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,833,850

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,833,850

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,833,850

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.4%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 521863308
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,617,250

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,617,250

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,617,250

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 521863308
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,617,250

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,617,250

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,617,250

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 521863308
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,451,100

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,451,100

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,451,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.5%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 521863308
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,451,100

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,451,100

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,451,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.5%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 521863308
          ---------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 18, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 18, 2009.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE SCHEDULE 13D/A FILED ON SEPTEMBER 18, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

As of the date hereof the Master Fund may be deemed to beneficially own 1,833,850 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 1,833,850 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 1,617,250 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 1,617,250 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 3,451,100 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 3,451,100 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 18, 2009.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

ITEM 5 OF THE SCHEDULE 13D/A FILED ON SEPTEMBER 18, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 1,833,850 Shares, constituting 2.4% of the Shares of the Issuer, based upon 77,413,528 Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,833,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,833,850 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 1,833,850 Shares, constituting 2.4% of the Shares of the Issuer, based upon 77,413,528 Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,833,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,833,850 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,617,250 Shares, constituting 2.1% of the Shares of the Issuer, based upon 77,413,528 Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,617,250 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,617,250 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,617,250 Shares, constituting 2.1% of the Shares of the Issuer, based upon 77,413,528 Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,617,250 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,617,250 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 3,451,100 Shares, constituting 4.5% of the Shares of the Issuer, based upon 77,413,528 Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,451,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,451,100 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 3,451,100 Shares, constituting 4.5% of the Shares of the Issuer, based upon 77,413,528 Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,451,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,451,100 Shares.

--------------------------------------------------------------------------------

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

(e) As of September 18, 2009, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 18, 2009.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

September 22, 2009

                                                                       Exhibit A

                                    AGREEMENT


The undersigned agree that this Schedule 13D, Amendment No. 5, dated September 22, 2009 relating to the Common Stock of Leap Wireless International, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone


September 22, 2009

                                                                       Exhibit B



                        Transactions in the Common Stock
                        --------------------------------


TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                          Number of Shares              Price per Share
Transaction                       Purchase/(Sold)

9/18/09                             (421,168)                       $20.35
9/18/09                             (378,832)                       $20.18


TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                          Number of Shares              Price per Share
Transaction                       Purchase/(Sold)

9/18/09                             (200,000)                       $20.18











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